Exhibit 99.1

Contact Information:

Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Xiaoying Song, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces Changes to its Board of Directors

NEW YORK, March 31, 2025 /Globe Newswire/ – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise”, “AEHL” or the “Company”), the majority interest owner of Kylin Cloud, a livestreaming e-commerce business in China, announced today certain changes to its Board of Directors. Effective March 24, 2025, its Board of Directors has appointed Ms. Ze Yang as a director of the Company’s Board of Directors. Ms. Yang will serve as the chair of the audit committee, and a member of the compensation and nominating committees.

Also, effective March 24, 2025, Mr. Dian Zhang, a director of the Company’s Board, resigned from the Board and as chair of the audit committee. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

“We are pleased to welcome Ms. Yang to our Board and are confident that she will make important contributions to the Company,” said Mr. Ishak Han, Chairman of the Board of Antelope Enterprise. “We thank Mr. Zhang for his contributions to the Company and we wish him the best of success in all of his future endeavors.”

Ms. Ze Yang is currently the Finance Director and Chief Operating Officer of Sichuan Yixiaobao Network Technology Co., Ltd, an investment company engaged in cross-border e-commerce businesses, where she manages a team of over 50 people, develops growth strategies and optimizes business operations. Ms. Yang has held this position since March 2021. From December 2016 to January 2021, Ms. Yang served as the Marketing Director of at Top Guagua Technology Group Co., Ltd, a platform that provides one-stop services for enterprises, covering areas such as business registration, financial and tax agency, intellectual property, legal services, qualification processing and entrepreneurial incubation. From March 2011 to November 2016, Ms. Yang worked as a manager at Chengdu Yidai Network Financial Information Service Co., Ltd, an online lending information intermediary service company. From March 2009 to February 2011, Ms. Yang worked as a store manager at Chengdu Orchid Grass Co., Ltd, a flower store. Ms. Yang has an associate degree in computerized auditing from Sichuan Tianyi College.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited (“Antelope Enterprise”, “AEHL” or the “Company”) holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our energy, livestreaming e-commerce, business management and information system consulting businesses. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Source: Antelope Enterprise Holdings, Ltd.

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